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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12B-25 NOTIFICATION OF LATE FILING
Commission file number: 000-30805
(Check One):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR

	For Period Ended:		March 31, 2003
☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
SMALL TOWN RADIO, INC. Name of registrant
N/A Former name if applicable
3500 Lenox Road, NE, Suite 1500 Address of principal executive office (street and number)
Atlanta, GA 30326 City, state and zip code

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed.)

        The Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003 could not be filed within the prescribed time period because the Registrant could not complete the preparation of the required information without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Daniel W. Hollis (Name)	404 (Area Code)	(404) 419-2440 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

SMALL TOWN RADIO, INC. (Name of Registrant as Specified in Its Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2003	By:
/s/ DANIEL W. HOLLIS Daniel W. Hollis, Chairman and Chief Executive Officer

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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SIGNATURES
ATTENTION